FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: November 24, 2017
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamanofim Street
Herzliya 4672559, Israel
+972-73-7073700
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “Optibase Ltd. announces refinancing of the loan on its condominium units in Miami, Florida”.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: November 24, 2017

Media Contacts:
Amir Philips, CEO, Optibase Ltd.
011-972-73-7073-700
info@optibase-holdings.com

Investor Relations Contact:
Marybeth Csaby, for Optibase
+1- 917-664-3055
Marybeth.Csaby@gmail.com

OPTIBASE LTD. ANNOUNCES REFINANCING OF THE
LOAN ON ITS CONDOMINIUM UNITS IN MIAMI, FLORIDA

HERZLIYA, Israel, November 24, 2017 – Optibase Ltd. (NASDAQ: OBAS), the Company or Optibase is pleased to announce that its subsidiary, Optibase Real Estate Miami, LLC the (“Borrower”) recently refinanced 25 residential apartment units in Miami, Florida (the “Property”) with City National Bank of Florida (the “Lender”).

Under the refinancing, the existing loan on the Property from City National Bank, with a principal balance of $9.4 million Dollars, was replaced with a new loan in the principal amount of $9.4 million Dollars (the “Loan”).  The Loan bears interest at an annual floating rate equal to the 30-Day LIBOR plus 2.65% which may be increased to 30-Day LIBOR plus 3.25% if Borrower and Optibase, Inc. fail to maintain depository accounts with the Lender totaling 1.5 million Dollars. The principal of the Loan is amortized on a monthly basis with principal payments of approximately 19,000 Dollars per month plus accrued interest until the loan matures on July 8, 2020 when all remaining principal and interest become due and payable. The Loan is secured by a senior mortgage over 25 residential apartment units located in Miami that are owned by the Borrower and is guaranteed by Optibase Inc. Prepayments of principal are allowed without penalty.

The covenants under the new financing agreement are substantially the same as under the previous loan on the Property. For additional information on the covenants, please see section 5.B to the Company’s annual report on Form 20-F for the year 2016.

The refinancing of the loan will reduce the Company’s current debt as the majority of the loan is considered as long term debt.

For additional information on the existing loan, please see section 5.B to the Company’s annual report on Form 20-F for the year 2016.

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland, in Germany and in Miami, Texas, Chicago and Philadelphia, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia (“Vitec”) in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this press release, please refer to Optibase's most recent annual report on Form 20-F. The Company does not undertake any obligation to update forward-looking statements made herein.